Exhibit 99.1

Sinovac Reports Unaudited Fourth Quarter 2019 Financial Results and Files 2019 Annual Report on Form 20-F

BEIJING, China, April 30, 2020 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, has filed its 2019 annual report on Form 20-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2019. The Company also reported its unaudited financial results for the fourth quarter ended December 31, 2019.

Fourth Quarter and Full Year 2019 Financial Summary

•	Sales for the fourth quarter of 2019 were $81.1 million, an increase of 52.4% from $53.2 million in the prior year period.

•	Sales in 2019 were $246.1 million, an increase of 7.1% from $229.7 million in the prior year.

•	Operating income for the fourth quarter increased 10,451% from the prior year period due to higher revenue and lower selling, general and administrative expenses.

•	Operating income in 2019 increased 51.3% from the prior year period due to higher revenue and lower selling, general and administrative expenses.

•	The Company posted $21.7 million of net income attributable to common shareholders, or $0.22 per basic and $0.20 per diluted share, in the fourth quarter, compared to net loss attributable to common shareholders of $1.2 million, or $0.02 per basic and diluted share, in the prior year period.

•	The Company posted $39.8 million of net income attributable to common shareholders, or $0.42 per basic and $0.41 per diluted share, in 2019, compared to net income attributable to common shareholders of $21.8 million, or $0.34 per basic and diluted share, in the prior year.

Mr. Weidong Yin, Chairman, President, and CEO of Sinovac, commented, “Sinovac delivered strong performance in 2019 with growth in sales and net earnings. We are pleased to report that during the fourth quarter of 2019, Anflu, the seasonal influenza vaccine, was relaunched to the market after a one-year absence due to the manufacturing disruption orchestrated by the minority shareholder of Sinovac Beijing in 2018. Furthermore, our varicella vaccine was granted market authorization in December 2019, and today the batch release approval was obtained for our first batch varicella vaccines.”

“Our research and development team has had a busy year. In addition to our varicella vaccine being approved to market in China, we made good progress on the development and regulatory advancement of our quadrivalent influenza vaccine (QIV), sabin inactivated polio vaccine (sIPV) and 23-valent pneumococcal polysaccharide vaccine (PPV-23). We expect to obtain market authorization for QIV in 2020. As previously announced, Sinovac is also at the forefront of the fight against COVID-19 through vaccine development. Our phase I human trial is ongoing, and we expect to deliver results in the summer,” Mr. Yin continued.

“Since the first quarter of 2020, the COVID-19 outbreak has impacted the regular business of the Company. As disclosed previously, domestic sales have ceased due to the suspension of vaccinations by the Chinese CDC since February, and exports are disrupted due to cancellations of cargo flights and inflated freight costs. Any prolonged disruption of Sinovac’s clinical trials could delay regulatory approvals or the commercialization of any current or future products. Certain provinces and cities in China are starting to lift some of the restrictive measures, and delivery of vaccines in China has slowly started to resume. The Company is closely monitoring the situation in China as well as in the other countries in which it markets its vaccines,” Mr. Yin concluded.

Pipeline Development

Sars-cov-2 (COVID-19) vaccine – The Company initiated the development of a vaccine against COVID-19 at the end of January 2020. Preclinical studies were conducted from then until early April, when the vaccine candidate was proved to be safe and can provide protection on animals. The application for clinical studies was submitted to the National Medical Products Administration (“NMPA”) on March 13, 2020. Since then, 18 submissions have been made to the NMPA to complete the full submission for clinical application. The NMPA implemented a concurrent review on the full submission and granted approval for human trials on April 13, 2020. The phase I study commenced on April 16. The trial is ongoing.

23-valent Pneumococcal polysaccharide vaccine (PPV-23) – The Company submitted its application for a production license in 2017. In 2018, the NMPA requested a supplementary submission. The technical review by the NMPA was commenced at the end of September, and the site inspection was conducted in December 2019.

Quadrivalent influenza vaccine (QIV) – The Company filed an application with the NMPA for a production license for the QIV vaccine in March 2019. The NDA has been filed, and the site inspection was completed in March 2020. The Company expects the commercial launch of QIV to occur in 2020.

Sabin Inactivated Polio vaccine (sIPV) – The production license application for the sIPV vaccine was accepted by the NMPA in January 2019. In March 2019, given the high demand for effective polio vaccines, the application was granted fast track review. Currently, the application is under review.

Unaudited Financial Results for the Fourth Quarter of 2019

Summary of sales and gross profit

(In $000 except percentage data)	2019 Q4	Percentage of Sales	2018 Q4	Percentage of Sales
Hepatitis A vaccine – Healive®	18,862	23.3%	16,528	31.1%
Hepatitis A&B vaccine – Bilive®	-	0.0%	(285)	(0.5%)
Hepatitis vaccines subtotal	18,862	23.3%	16,243	30.6%
Influenza vaccine	6,179	7.6%	(50)	(0.1%)
EV71 vaccine - Inlive®	43,527	53.6%	35,884	67.4%
Mumps vaccine	12,543	15.5%	1,134	2.1%
Total sales	81,111	100.0%	53,211	100.0%
Cost of sales	12,251	15.1%	6,732	12.7%
Gross profit	68,860	84.9%	46,479	87.3%

Sales for the fourth quarter of 2019 were $81.1 million, an increase of 52.4% from $53.2 million in the prior year period. The increase was due to reintroduction of the Company’s influenza vaccine and higher sales of the mumps vaccine due to a revamped sales and marketing strategy and supply shortage on the market.

The lack of Bilive® sales remains attributed to its suspended production, which was due to a lack of supply of the hepatitis B vaccine antigens from the Company’s sole supplier.

Gross profit in the fourth quarter of 2019 was $68.9 million compared to gross profit of $46.5 million in the prior year period. Gross margin was 84.9% compared to 87.3% in the prior year period. The decrease of gross margin was due to a change of sales mix, primarily caused by increased sales of the lower-margin influenza vaccine.

Selling, general and administrative expenses in the fourth quarter of 2019 were $33.3 million compared to $40.7 million in the prior year period. The Company incurred lower legal and consulting fees associated with the Company’s ongoing litigation matters in the 2019 period.

R&D expenses in the fourth quarter of 2019 were $7.8 million compared to $7.1 million in the prior year period, as the Company continued to invest in the development of its pipeline product candidates, including sIPV and PPV.

Net income in the fourth quarter of 2019 was $32.8 million compared to $0.3 million in the prior year period. Net income increased due to higher revenue and lower selling, general and administrative expenses.

Net income attributable to common shareholders was $21.6 million, or $0.22 per basic and $0.20 per diluted share, compared to net loss attributable to common shareholders of $1.2 million, or $0.02 per basic and diluted share, in the prior year period.

As the Company announced on February 22, 2019, the Company’s Board of Directors determined that certain shareholders became “Acquiring Persons,” as defined in the Company’s Rights Agreement (“Rights Agreement”), and a “Trigger Event” occurred under the Rights Agreement. As a result, new common and preferred shares of the Company were issued. Without the effect of the implementation of the Rights Agreement and the newly issued common and preferred shares, basic and diluted earnings per share for the fourth quarter of 2019 would be $0.33.

Non-GAAP adjusted EBITDA was $30.7 million in the fourth quarter of 2019 compared to $2.2 million in the prior year period. Non-GAAP net income in the fourth quarter of 2019 was $34.0 million compared to $1.0 million in the prior year period. Non-GAAP diluted earnings per share in the fourth quarter of 2019 were $0.21 per share compared to $0.02 losses per share in the prior year period. Non-GAAP diluted earnings per share in the fourth quarter of 2019 excluding the implementation of the Rights Agreement and the newly issued common and preferred shares would be $0.36 per share. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

The Company’s fourth quarter 2019 financial statements are prepared and presented in accordance with U.S. GAAP. However, they have not been audited or reviewed by the Company’s independent registered accounting firm.

Financial Results for the Twelve Months Ended December 31, 2019

Summary of sales and gross profit

(In $000 except percentage data)	2019 YTD	Percentage of Sales	2018 YTD	Percentage of Sales
Hepatitis A vaccine – Healive®	57,955	23.6%	52,420	22.8%
Hepatitis A&B vaccine – Bilive®	(2)	0.0%	11,005	4.8%
Hepatitis vaccines subtotal	57,953	23.6%	63,425	27.6%
Influenza vaccine	19,145	7.8%	2,028	0.9%
EV 71 vaccine - Inlive®	149,223	60.6%	162,538	70.8%
Mumps vaccine	19,732	8.0%	1,659	0.7%
Total sales	246,053	100.0%	229,650	100.0%
Cost of sales	32,469	13.2%	24,723	10.8%
Gross profit	213,584	86.8%	204,927	89.2%

Sales in 2019 were $246.1 million, an increase of 7.1% from $229.7 million in the prior year. The increase was due to reintroduction of the Company’s influenza vaccine and higher sales of the mumps vaccine for the same reason mentioned in quarterly results.

Gross profit in 2019 was $213.6 million compared to gross profit of $204.9 million in the prior year. Gross margin was 86.8% compared to 89.2% in the prior year. The decrease of gross margin was due to a change in sales mix, with a higher proportion of sales of the influenza vaccine, which has a lower profit margin.

Selling, general and administrative expenses in 2019 were $121.5 million compared to $137.0 million in the prior year. The Company incurred lower legal and consulting fees associated with the Company’s ongoing litigation matters in 2019.

R&D expenses in 2019 were $24.3 million compared to $21.9 million in the prior year.

Net income in 2019 was $65.2 million compared to $36.1 million in the prior year. Net income increased primarily due to higher revenue and lower selling, general and administrative expenses.

Net income attributable to common shareholders was $39.8 million, or $0.42 per basic and $0.41 per diluted share, compared to net income attributable to common shareholders of $21.8 million, or $0.34 per basic and diluted share, in the prior year.

Excluding the implementation of the Rights Agreement, as described above, and the newly issued common and preferred shares, basic and diluted earnings per share for 2019 would be $0.63.

Non-GAAP adjusted EBITDA was $76.4 million in 2019 compared to $54.8 million in the prior year. Non-GAAP net income in 2019 was $68.5 million compared to $39.9 million in the prior year. Non-GAAP diluted earnings per share in 2019 were $0.43 per share compared to $0.38 per share in the prior year. Non-GAAP diluted earnings per share in 2019, excluding the implementation of the Rights Agreement and the newly issued common and preferred shares, would be $0.73 per share. Reconciliations of non-GAAP measures to the nearest comparable GAAP measures are included at the end of this earnings announcement.

As of December 31, 2019, cash and cash equivalents totaled $152.7 million compared to $158.2 million as of December 31, 2018. In 2019, net cash provided by operating activities was $39.1 million, net cash used in investing activities was $42.5 million, and net cash provided by financing activities was $1.7 million, including loan proceeds of $2.1 million and loan repayment of $3.3 million. As of December 31, 2019, the Company had $5.9 million in bank loans due within one year. The Company expects that its current cash position will be able to support its operations for at least the next 12 months.

Legal Proceedings

As previously disclosed by the Company, on March 13, 2018, 1Globe Capital LLC (“1Globe”) filed a complaint against the Company in the Antigua Court. The trial of the matter took place from December 3 to 5, 2018. On December 19, 2018, the Antigua judge handed down his judgment (the “Antigua Judgment”), finding in the Company’s favor in full, dismissing 1Globe’s claim and declaring that the Rights Agreement was validly adopted as a matter of Antigua law. On January 29, 2019, 1Globe filed a Notice of Appeal against the Antigua Judgment. On March 4, 2019, 1Globe filed an application for urgent interim relief, seeking an injunction to prevent the Company from continuing to implement its Rights Agreement until the resolution of the appeal. This application was heard on April 4, 2019, at which the Court of Appeal issued an order restraining the Company from operating the Rights Agreement in any way that affects 1Globe’s rights or shareholding or otherwise distributing the exchange shares to the Company’s shareholders who did not trigger the Rights Plan until after the determination of the appeal (the “Exchange Shares”). 1Globe’s appeal against the Antigua Judgment was heard on September 18, 2019, and the appeal decision is now pending.

As disclosed previously, on March 5, 2018, the Company filed a lawsuit in the Court of Chancery of the State of Delaware seeking a determination whether 1Globe, the Chiang Li Family, OrbiMed Advisors, LLC and certain other shareholders of the Company had triggered the Rights Agreement. On April 12, 2018, 1Globe filed an amended answer to the Company’s complaint, counterclaims, and a third-party complaint against the Company and Mr. Weidong Yin alleging, among other allegations, that the Rights Agreement is not valid. On March 6, 2019, the Delaware Chancery Court entered a status quo order providing that the Company not distribute any of the Exchange Shares to the Company’s shareholders who did not trigger the Rights Plan until the final disposition of the pending Delaware litigation or further order of the Court. On April 8, 2019, the Delaware Chancery Court stayed the Delaware litigation pending the outcome of 1Globe’s appeal of the Antigua Judgment.

Separately, Heng Ren Investments LP (“Heng Ren”) filed suit against Sinovac and Weidong Yin for alleged breach of fiduciary duties and wrongful equity dilution on May 31, 2019, in Massachusetts state court. Sinovac removed the matter from state court to the United States District Court for the District of Massachusetts. Heng Ren alleged that Mr. Yin breached fiduciary duties owed to minority shareholders, that Sinovac aided and abetted breaches of fiduciary duties, and that both Sinovac and Mr. Yin engaged in wrongful equity dilution. Heng Ren requested damages, attorneys’ fees, and prejudgment interest. Presently, the case is effectively stayed until June 1, 2020, when an answer or response is due.

Status of Exchange Shares and Trading in the Company’s Shares

As a result of the pending legal proceedings described above, the Exchange Shares are expected to remain in a trust for the benefit of the Company’s shareholders who did not trigger the Rights Plan until, at least, the conclusion of the appeal against the Antigua Judgement and final disposition of the Delaware litigation or further order of the Delaware Chancery Court. The Exchange Shares remain issued and outstanding. The Nasdaq Stock Market LLC implemented a halt on trading of the Company’s common shares at the time of issuance of the Exchange Shares to the trust and the Company is currently unable to estimate when trading will resume, or whether Nasdaq will take any additional action regarding the trading of the Company’s common shares.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects, failure to satisfy regulatory and other requirements, disapproval or delay in approval of new products by regulatory bodies, disruptions to our operations, the results of any pending litigation (including litigation relating to the 2018 annual general meeting, the validity of our Rights Agreement, and the issuance of the Exchange Shares), Nasdaq’s halt in trading of the Company’s securities and any future action taken by Nasdaq regarding the trading of the Company’s securities, the effects of natural disasters, pandemics and outbreaks of contagious diseases and other adverse public health developments, such as SARS-CoV-2 (commonly referred to as COVID-19), and adverse general economic conditions in China, the United States and elsewhere. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to update the forward-looking information contained in this release.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with GAAP, Sinovac uses the following non-GAAP financial measures: non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in its business that could otherwise be distorted by the effect of certain income or expenses that Sinovac includes in net income and diluted EPS. Sinovac believes that non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS provide useful information about its core operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Non-GAAP adjusted EBITDA, non-GAAP net income and non-GAAP diluted EPS should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, or any other measure of performance or as an indicator of Sinovac’s operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP adjusted EBITDA represents net income and excludes interest and financing expenses, interest income, net other income (expenses) and income tax benefit (expenses), and certain non-cash expenses, consisting of share-based compensation expenses, amortization and depreciation that Sinovac does not believe are reflective of the core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expenses and foreign exchange gain or loss.

Non-GAAP diluted EPS represents non-GAAP net income attributable to common shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effect of the assumed conversion of options.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871 or

+86-10-5693-1897

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com

SINOVAC BIOTECH LTD.

Consolidated Balance sheets

As of December 31, 2019 and December 31, 2018

(Expressed in thousands of U.S. Dollars)

	December 31, 2019	December 31, 2018
Current assets

Cash and cash equivalents	$152,718	$158,170
Restricted cash	3,160	-
Short-term investment	50,274	18,908
Accounts receivable - net	113,736	74,464
Income tax receivable	-	2,999
Inventories	27,846	25,091
Prepaid expenses and deposits	1,873	4,543
Total current assets	349,607	284,175

Property, plant and equipment - net	74,310	70,920
Prepaid land lease payments	7,965	8,304
Right-of-use asset	6,636	-
Long-term inventories	-	90
Long-term prepaid expenses to a related party	23	23
Prepayment for acquisition of equipment	2,390	470
Deferred tax assets	11,368	5,798
Total assets	452,299	369,780

Current liabilities
Short-term bank loans	5,934	3,321
Loan from a non-controlling shareholder	6,607	-
Accounts payable and accrued liabilities	58,890	49,991
Income tax payable	1,904	-
Deferred revenue	5,462	2,907
Deferred government grants	2,738	1,986
Dividend Payable	5,128	-
Lease liability	536	-
Total current liabilities	87,199	58,205

Deferred government grants	3,986	5,961
Long-term bank loans	-	3,890
Deferred revenue	-	90
Loan from a non-controlling shareholder	1,436	6,705
Lease liability	5,758	-
Other non-current liabilities	1,725	3,001
Total long-term liabilities	12,905	19,647

Total liabilities	100,104	77,852

Commitments and contingencies

Equity
Preferred stock	15	-
Common stock	99	71
Additional paid-in capital	207,962	204,998
Accumulated other comprehensive loss	(4,321)	(2,099)
Statutory surplus reserves	33,533	26,643
Accumulated earnings	56,731	23,820
Total shareholders' equity	294,019	253,433

Non-controlling interests	58,176	38,495
Total equity	352,195	291,928
Total liabilities and equity	$452,299	$369,780

SINOVAC BIOTECH LTD.

Consolidated Statements of Comprehensive Income

For the three and twelve months ended December 31, 2019 and 2018

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended December 31		For the year ended December 31
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)
Sales	$81,111	$53,211	$246,053	$229,650
Cost of sales	12,251	6,732	32,469	24,723
Gross profit	68,860	46,479	213,584	204,927

Selling, general and administrative expenses	33,299	40,701	121,468	137,003
Provision (recovery) for doubtful accounts	(445)	(1,624)	(306)	820
Research and development expenses	7,758	7,145	24,254	21,910
Loss on disposal of property, plant and equipment	64	6	294	75
Government grants recognized in income	(619)	(22)	(688)	(197)
Total operating expenses	40,057	46,206	145,022	159,611
Operating income	28,803	273	68,562	45,316

Interest and financing expenses	(159)	(166)	(650)	(1,070)
Interest income	594	392	1,996	2,016
Other income, net	296	227	912	321
Income before income taxes	29,534	726	70,820	46,583
Income tax recovery (expense)	3,286	(433)	(5,605)	(10,472)
Net Income	32,820	293	65,215	36,111
Less: Income attributable to non-controlling interests	(9,625)	(1,458)	(20,286)	(14,329)
Net income (loss) attributable to shareholders of Sinovac	23,195	(1,165)	44,929	21,782
Preferred stock dividends	(1,512)	-	(5,128)	-
Net income (loss) attributable to common shareholders of Sinovac	21,683	(1,165)	39,801	21,782

Net income	32,820	293	65,215	36,111
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	6,467	280	(2,827)	(10,996)
Comprehensive income	39,287	573	62,388	25,115
Less: comprehensive income attributable to non-controlling interests	(10,821)	(1,544)	(19,681)	(12,507)
Comprehensive income (loss) attributable to shareholders of Sinovac	$28,466	(971)	$42,707	12,608

Earnings (losses) per share
Basic net income (loss) per share	0.22	(0.02)	0.42	0.34
Diluted net income (loss) per share	0.20	(0.02)	0.41	0.34

Weighted average number of shares of common stock outstanding
Basic	98,903,406	71,121,161	94,876,946	64,727,146
Diluted	113,715,690	71,393,550	109,691,959	64,977,554

SINOVAC BIOTECH LTD.

Consolidated Statements of Cash Flows

For the three and twelve months ended December 31, 2019 and 2018

(Expressed in thousands of U.S. Dollars)

	Three months ended		For the year ended
	December 31		December 31
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)
Cash flows provided by operating activities
Net income	32,820	293	65,215	36,111
Adjustments to reconcile net income to net cash provided by operating activities:
- Deferred income taxes	(2,969)	3,852	(5,685)	3,146
- Share-based compensation	750	750	3,003	4,305
- Inventory provision	317	30	651	2,529
- Provision (recovery) for doubtful accounts	(445)	(1,624)	(306)	820
- Loss on disposal and impairment of property, plant and equipment	64	6	294	75
- Depreciation of property, plant and equipment and amortization of licenses	1,146	1,116	4,579	4,887
- Amortization of prepaid land lease payments	58	60	238	249
- Government grants recognized in income	(619)	(22)	(688)	(197)

Changes in:
- Accounts receivable	(5,513)	23,657	(40,191)	(13,082)
- Inventories	2,239	(353)	(3,651)	(9,412)
- Income tax payable	(3,582)	(5,188)	4,904	(11,844)
- Prepaid expenses and deposits	1,385	(2,647)	2,645	(2,613)
- Deferred revenue	1,769	(4,665)	2,521	(892)
- Accounts payable and accrued liabilities	35	(7,757)	6,793	(6,167)
- Other non-current liablitites	(1,004)	186	(1,248)	28

Net cash provided by operating activities	26,451	7,694	39,074	7,943

Cash flows provided by (used in) financing activities
- Proceeds from bank loans	2,109	(282)	2,109	18,898
- Repayments of bank loans	22	(13,453)	(3,305)	(43,886)
- Proceeds from issuance of common stock, net of share issuance costs	(3)	-	-	85,304
- Proceeds from shares subscribed	-	64	-	64
- Government grants received	625	1,790	1,476	3,800
- Loan from a non-controlling shareholder	-	-	1,457	-

Net cash provided by (used in) financing activities	2,753	(11,881)	1,737	64,180

Cash flows used in investing activities
- Purchase of short-term investments	(49,208)	(936)	(50,665)	(19,670)
- Proceeds from redemption of short-term investments	18,818	-	18,818	-
- Proceeds from disposal of equipment	9	4	21	22
- Acquisition of property, plant and equipment	(1,915)	(908)	(10,628)	(5,613)

Net cash used in investing activities	(32,296)	(1,840)	(42,454)	(25,261)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	2,273	(331)	(649)	(4,656)

Increase (decrease) in cash and cash equivalents and restricted cash	(819)	(6,358)	(2,292)	42,206

Cash and cash equivalents and restricted cash, beginning of period	156,697	164,528	158,170	115,964

Cash and cash equivalents and restricted cash, end of period	155,878	158,170	155,878	158,170

SINOVAC BIOTECH LTD.

Reconciliations of Non-GAAP measures to the nearest comparable GAAP measures

For the three and twelve months ended December 31, 2019 and 2018

(Expressed in thousands of U.S. Dollars, except for numbers of shares and per share data)

	Three months ended December 31		For the year ended December 31
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	32,820	293	65,215	36,111
Adjustments:
Share-based compensation	750	750	3,003	4,305
Depreciation and amortization	1,204	1,176	4,817	5,136
Interest and financing expenses, net of interest income	(435)	(226)	(1,346)	(946)
Net other income	(296)	(227)	(912)	(321)
Income tax expense (recovery)	(3,286)	433	5,605	10,472
Non-GAAP adjusted EBITDA	30,757	2,199	76,382	54,757

Net income	32,820	293	65,215	36,111
Add: Foreign exchange (gain) loss	470	(86)	306	(559)
Add: Share-based compensation	750	750	3,003	4,305
Non-GAAP net income	34,040	957	68,524	39,857

Net income attributable to common shareholders of Sinovac	21,683	(1,165)	39,801	21,782
Add: Preferred stock dividends	1,512	-	5,128	-
Net income attributable to common shareholders of Sinovac for computing diluted earnings per share	23,195	(1,165)	44,929	21,782
Add: Non-GAAP adjustments to net income	666	(318)	2,109	2,764
Non-GAAP net income attributable to common shareholders of Sinovac for computing non-GAAP diluted earnings per share	23,861	(1,483)	47,038	24,546

Weighted average number of shares on a diluted basis	113,715,690	71,393,550	109,691,959	64,977,554
Diluted earnings per share	0.20	(0.02)	0.41	0.34
Add: Non-GAAP adjustments to net income per share	0.01	0.00	0.02	0.04
Non-GAAP Diluted earnings (losses) per share	0.21	(0.02)	0.43	0.38